COGENT BIOSCIENCES, INC.

200 Cambridge Park Drive, Suite 2500

Cambridge, MA 02140

VIA EDGAR

March 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cogent Biosciences, Inc.
Registration Statement on Form S-3 (File No. 252873)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cogent Biosciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 18, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Sincerely,

COGENT BIOSCIENCES, INC.

/s/ John Green
John Green Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP